Exhibit 99.1

CollPlant Appoints Collagen Biomaterials Expert as New Head of North America Commercial Operations

New U.S.-based role to support growth strategy, partnerships, and scaling of rhCollagen product platforms

REHOVOT, Israel – July 14, 2025 – CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing disruptive technologies and products based on its non-animal-derived recombinant human collagen (rhCollagen), today announced the appointment of Bowman Bagley as Vice President, Commercial North America. In this newly created role, Mr. Bagley will lead the company’s commercial strategy and execution in North America, including sales and marketing, logistics, and expansion of market presence for CollPlant’s rhCollagen-based products and platforms.

“We are excited to welcome Bowman to the CollPlant leadership team as we scale our commercial operations and development programs,” said Yehiel Tal, Chief Executive Officer of CollPlant. “His deep expertise in collagen-based biomaterials, 3D bioprinting, and tissue engineering aligns perfectly with our growth strategy. Bowman’s proven track record in sales, product development, licensing, and operational execution will be instrumental as we grow our bioinks portfolio and expand rhCollagen sales to the research market as well as to strategic collaborators in the fields of regenerative and aesthetic medicine.”

Mr. Bagley joins CollPlant from Wasatch Biolabs, a genomics research company, where he served as Vice President and Fractional CxO, leading revenue operations and growth initiatives. Previously, he spent nearly a decade at Advanced BioMatrix, a global supplier of purified collagen and extracellular matrix products, where he served as Chief Executive Officer. During his tenure, he held leadership roles across product development, business development, and global sales, helping to establish the company as a leading supplier in the research and tissue engineering space.

In addition to his leadership roles, Mr. Bagley has advised life science companies on go-to-market strategies, commercial partnerships, and scaling operations. He is also an active angel investor with NuFund Venture Group, where he conducts due diligence on emerging biotech ventures.

“I am honored to join CollPlant at such an exciting time in its growth trajectory,” said Bowman Bagley. “CollPlant’s recombinant human collagen platform represents a transformative advancement in regenerative medicine and biomaterials. I’m eager to contribute to the company’s mission and help accelerate the commercial success of its innovative product portfolio, while driving long-term value for shareholders.”

Mr. Bagley holds a B.S. in Neuroscience from Brigham Young University and an MBA from the University of Utah.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company ushering in a new era of medical solutions with a focus on 3D bioprinting of tissues and organs, tissue repair and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com.

Forward-Looking Statements

This press release includes forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all, including uncertainties surrounding the methods of fundraising and the Company’s preferences regarding such methods, and including its ability to conclude a non-dilutive financing transaction; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or Company’s strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based bioink and medical aesthetics products or product candidates including, but not limited to, acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy and development plans and projects, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem
Deputy CEO & CFO
+ 972-73-2325600
Eran@collplant.com

Investors:

LifeSci Advisors
Dan Ferry
daniel@lifesciadvisors.com